ANOORAQ RESOURCES CORPORATION
(the "Company")

VOTING RESULTS REPORT

Pursuant to Section 11.3 of Canadian National Instrument 51-102, the Company reports that the following matters were voted upon by the shareholders of the Company at the Extraordinary General Meeting of the Company held on September 10, 2004 ("the EGM"):

	MATTER VOTED UPON	OUTCOME OF VOTE

1.
An ordinary resolution (the “Acquisition Resolution”) approving the acquisition (the “Acquisition”) of a 50% participation interest in the Ga Phasha Platinum Group Metals Project located on the Eastern Limb of the Bushveld Complex in South Africa, together with 50% of the issued and outstanding common shares of Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa, from Pelawan Investments (Proprietary) Limited, pursuant to the terms of a share exchange agreement between Pelawan and the Company made as of January 21, 2004, as described in the Information Circular for the EGM.
APPROVED

2.
If the Acquisition Resolution is passed, management of the Company proposes the following nominees for new directors of the Company for the period beginning on the closing date of the Acquisition and ending at the conclusion of the next annual general meeting of the Company:

	Popo S. MOLEFE A.H.C. Harold MOTAUNG Tumelo M. MOTSISI Sipho NKOSI Rizelle M. SAMPSON	ELECTED ELECTED ELECTED ELECTED ELECTED